NEWS RELEASE 07-55	Nov. 26, 2007

NEW NEVADA GOLD TREND RETURNS HIGH-GRADE INTERSECTIONS AT LONG CANYON

Fronteer Development Group (TSX and AMEX – FRG)(“Fronteer” or “Company”) is pleased to announce that remaining results from its Phase 1 drilling program at Long Canyon in Nevada continue to extend mineralization in multiple zones, with near-surface oxide gold intersections as high as 3.03 grams per tonne over 16.8 metres. Long Canyon defines a new gold trend in eastern Nevada that shares common characteristics with well-known Carlin-style gold deposits. High-grade gold intercepts define an open-ended zone of shallow, oxide mineralization that is over 1,000 metres long across a 300-metre-wide zone.

Drill highlights include:

  3.03 grams per tonne over 16.8 metres, including 8.08 grams per tonne over 4.6 metres in drill hole LC-054
  2.34 grams per tonne over 7.6 metres in drill hole LC-058
  2.39 grams per tonne over 12.2 metres, including 6.02 grams per tonne over 3.0 metres in drill hole LC-059
  2.98 grams per tonne over 16.8 metres, including 11.84 grams per tonne over 1.5 metres in drill hole LC-060

These recent results highlight a new region of mineralization, called the “West Zone,” which has been intersected over a strike length of 300 metres and is open to the northeast and southwest. The West Zone may represent a potential deep feeder structure for mineralization at Long Canyon.

“Long Canyon represents one of the most significant discoveries made in Nevada in the last several years,” says Robert Felder, Fronteer’s Nevada exploration manager. “Despite its relatively early stage, Long Canyon shows excellent size and grade potential with near-surface oxide gold over significant widths. Long Canyon is an important component of Fronteer’s global gold portfolio.” The Phase 1 drilling program, comprising 22 drill holes (3,500 metres), successfully extended mineralization and further defined the deposit’s geometry. The Phase 2 drilling program, currently underway, aggressively seeks to extend mineralization to the northeast and complete selected core twins of mineralization intersected in previous reverse circulation drilling.

Detailed drilling results are as follows:

Hole_ID	From - m	To - m	Interval – m	g/tonne Au
LC-049	No significant results>0.30 g/tonne
LC-053	No significant results>0.30 g/tonne
LC-054 Including	21.3 67.0 70.1 89.9 144.8	28.9 83.8 74.7 91.4 149.4	7.6 16.8 4.6 1.5 4.6	0.41 3.03 8.08 1.90 0.54
LC-055	No significant results>0.30 g/tonne
LC-056	No significant results>0.30 g/tonne
LC-057	27.4	28.9	1.5	0.60
LC-058	57.9	65.5	7.6	2.34

	68.6	73.2	4.6	1.33
LC-059 Including	38.1 50.3 56.4 65.5 68.5	39.6 62.5 59.4 67.0 70.0	1.5 12.2 3.0 1.5 1.5	0.44 2.39 6.02 0.31 0.38
LC-060 Including	45.7 47.3 65.5	62.5 48.8 67.0	16.8 1.5 1.5	2.98 11.84 1.07
LC-061	No significant results>0.30 g/tonne

For a map showing the distribution of drill holes, please use the following link: www.fronteergroup.com/i/IR/LongCanyonUpdateMap.jpg

Long Canyon is one of 19 new projects obtained through the recent acquisition of NewWest Gold. Three of these projects – Northumberland, Sandman and Zaca – have NI 43-101 gold resources. Of the remaining 16 projects, nine have drill-indicated gold mineralization.

Long Canyon is under option from AuEx Ventures Inc. (“AuEx”) (XAU – TSX). Under the terms of the option, Fronteer is the operator and may earn a majority interest (51%) by investing $5 million over a five-year period. Fronteer may earn an additional 14% by advancing Long Canyon through feasibility.

Between 2000 and 2007, a total of 61 holes have been drilled at Long Canyon. For a comprehensive table listing previous drill results, please use the following link: www.fronteergroup.com/i/IR/LongCanyonDrillSummary.pdf Robert Felder, M.Sc. and Certified Professional Geologist, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites calculated using cut-off of 0.30 g/tonne. Drill intersections are reported as drilled thicknesses. Efforts to determine true thicknesses are ongoing. Reverse circulation cuttings were samples on 5.0 ft. (1.52m) intervals and assayed by American Assay Laboratories (ISO9002:2002) for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 grams per tonne Au was re-assayed and completed with a gravimetric finish. QA/QC included the insertion of numerous standards and blanks into the sample stream. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$98.5 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three world-class gold and copper-gold projects in Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 46.7% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration, drilling exposure and exploration budgets and timing of expenditures involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C., and factors discussed in NewWest’s annual information form. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward- looking statements.